Exhibit 12

STATEMENT SETTING FORTH THE COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES


		Years Ended March 31,
(In thousands)	1994	1993	1992	1991	1990

Income before income taxes	$ 3,663	$146,579	$74,356	$115,959	$72,069
Add fixed charges	 19,483	  17,711	 10,409	   6,409	  2,722
  Earnings (as defined)	$23,146	$164,290	$84,765	$122,368	$74,791

Fixed charges
  Interest expense	$14,882	$ 14,363	$ 7,763	$  5,205	$ 1,820
  Amortization of debt
    issuance costs	577	586	-	-	-
  Estimated interest
    component of rent
    expenses	  4,024	   2,762	  2,646	   1,204	    902
    Total fixed charges	$19,483	$ 17,711	$10,409	$  6,409	$ 2,722

Ratio of earnings to fixed
  charges		    1.2	     9.3	    8.1	    19.1	   27.5